                                                                    EXHIBIT 77D

COLUMBIA STRATEGIC ALLOCATION FUND

Effective January 27, 2012, the Fund's principal investment strategies were revised to eliminate the tactical asset allocation ranges as described in the Fund's prospectus and to permit the Fund to invest up to 100% of its net assets in any particular asset class. Further, the Fund's principal investment strategies were revised to provide that the Fund may allocate assets to investments that provide exposure to commodity markets.

Effective June 6, 2012, the Fund's principal investment strategies were revised to provide that the Fund may seek exposure to commodities markets and various sectors through investments in affiliated funds including Columbia Commodity Strategy Fund.